

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 30, 2010

Michael G. Morris
Chief Executive Officer
American Electric Power Company, Inc.
Appalachian Power Company
Ohio Power Company
1 Riverside Plaza
Columbus, Ohio 43215

> Re: **American Electric Power Company, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed February 26, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 15, 2010**
> **File No. 001-03525**
>
> **Appalachian Power Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed February 26, 2010**
> **Definitive Information Statement on Schedule 14A**
> **Filed March 19, 2010**
> **File No. 001-03457**
>
> **Ohio Power Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed February 26, 2010**
> **Definitive Information Statement on Schedule 14A**
> **Filed March 19, 2010**
> **File No. 001-06543**
>
> **Columbus Southern Power Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed February 26, 2010**
> **File No. 001-06543**
>
> **Indiana Michigan Power Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed February 26, 2010**
> **File No. 001-06543**

Public Service Company of Oklahoma
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed February 26, 2010
File No. 001-06543

Southwestern Electric Power Company
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed February 26, 2010
File No. 001-06543

Dear Mr. Morris:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

H. Christopher Owings
Assistant Director